THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

OHIO EDISON COMPANY

THE TOLEDO EDISON COMPANY

CEI FUNDING LLC

OE FUNDING LLC

TE FUNDING LLC

June 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ohio Edison Company, et al.
Request for Acceleration of Effectiveness of Registration Statement on Form S-3, File Nos. 333-187692 and 01-05

Dear Sir or Madam:

Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company, each an Ohio corporation, and CEI Funding LLC, OE Funding LLC and TE Funding LLC, each a Delaware limited liability company (collectively, the “Registrants”) hereby respectfully request that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of the above-captioned Registration Statement on Form S-3, as amended, be accelerated so that the Registration Statement will become effective on June 7, at 9:00 a.m., Washington, D.C. time, or as soon thereafter as practicable.

In connection with making this request, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to contact Lucas F. Torres at Akin Gump Strauss Hauer & Feld LLP at 212.872.1016.

Very truly yours,

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY By: /s/ K. Jon Taylor Name: K. Jon Taylor Title: Vice President & Controller	CEI FUNDING LLC By: /s/ K. Jon Taylor Name: K. Jon Taylor Title: Vice President & Controller

OHIO EDISON COMPANY By: /s/ K. Jon Taylor Name: K. Jon Taylor Title: Vice President & Controller	OE FUNDING LLC By: /s/ K. Jon Taylor Name: K. Jon Taylor Title: Vice President & Controller

THE TOLEDO EDISON COMPANY By: /s/ K. Jon Taylor Name: K. Jon Taylor Title: Vice President & Controller	TE FUNDING LLC By: /s/ K. Jon Taylor Name: K. Jon Taylor Title: Vice President & Controller